#82-2783

Formation

Formation Capital Corporation
Suite 720 - 789 West Pender Street
Vancouver, B.C. Canada V6C 1H2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

News Release

Vancouver, B.C., March 12, 2003, Formation Capital Corporation (Formation, FCO-TSX) announced today it has given notice to the holders of 1,787,000 of its common share purchase warrants issued March 22, 2001 (the "Warrants") of an extension of the Warrant expiry date from 4:00 p.m. (Vancouver time) on March 22, 2003 to 4:00 pm (Vancouver time) on March 22, 2006. No change in the exercise price of the Warrants is proposed.

All of the holders of the Warrants are arm's length to the Company. The certificates representing the Warrants will be amended to provide that each Warrant entitles the holder to purchase one common share without par value in the capital of Formation Capital Corporation at a price of $0.50 per share until 4:00 p.m. (Vancouver time) on March 22, 2006. Amended certificates representing the Warrants will be delivered to the holders of such Warrants at the address of record of such holder, in accordance with the Terms and Conditions governing the Warrants.

Formation Capital Corporation is involved in the exploration, development and processing of precious and base metals with emphasis on cobalt and silver. The Company owns a unique high-grade, primary cobalt deposit called the Idaho Cobalt Project (ICP), located in a pro-mining region in the western U.S. The Project is metallurgically favourable for the production of high purity cobalt products and is currently in the mine permitting stage of development. The mine is forecast to produce approximately 1,500 tonnes of cobalt per year, representing close to 4% of world production.

In October of 2002 Formation finalized the purchase of a unique 36,000 sq foot Hydrometallurgical Complex currently outfitted to produce 10 million ounces of silver, 10,000 ounces of gold and 4 million pounds of copper annually. Upon retro-fitting for acceptance of ICP concentrate, the facility will be capable of producing 3.3 million pounds of cobalt annually, equivalent to 5 - 8 million pounds of value-added cobalt chemicals used in a variety of applications such as the rapidly expanding re-chargeable battery sector.

Formation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Senior Board Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"J. Paul Farquharson"

Paul Farquharson
C.F.O.

For further information please contact:
Formation Capital Corporation
720 - 789 West Pender Street, Vancouver, BC, V6C 1H2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: www.formcap.com